14005359

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/22/13

Received SEC
FEB 10 2014
Washington, DC 20549

February 10, 2014

Douglas K. Chia
Johnson & Johnson
dchia@its.jnj.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-10-14

Re: Johnson & Johnson
Incoming letter dated December 22, 2013

Dear Mr. Chia:

This is in response to your letter dated December 22, 2013 concerning the shareholder proposal submitted to Johnson & Johnson by Myra K. Young. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

Johnson & Johnson

DOUGLAS K. CHIA
ASSISTANT GENERAL COUNSEL
CORPORATE SECRETARY

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NJ 08933-0026
(732) 524-3292
FAX: (732) 524-2185
EMAIL: DCHIA@ITS.JNJ.COM

December 22, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Johnson & Johnson*
Shareholder Proposal of Myra K. Young
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Johnson & Johnson (the "Company") intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from John Chevedden on behalf of Myra K. Young (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the

Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. If the Staff does not concur, we believe that may be due to an alternative reading of the Proposal that makes it impermissibly vague and indefinite so as to be inherently misleading, thereby making the Proposal excludable pursuant to Rule 14a-8(i)(3).

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. As discussed below, in applying this standard, the Staff considers whether a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of the proposal. The essential objective of the Proposal is that the Company's shareholders be able to act by written consent, with such action permitted to be taken "by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting . . . to the extent permitted by applicable law." As discussed below, relevant New Jersey corporate law substantially implements the Proposal. Accordingly, we believe the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(10).

A. Precedent Regarding Exclusion Under Rule 14a-8(i)(10).

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented." *See* 1983 Release. The Commission codified this revised interpretation in 1998, further reinforcing that a company need not implement a proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

Notably, the Staff concurred with the exclusion under Rule 14a-8(i)(10) of a similar shareholder proposal in *Exxon Mobil Corp.* (avail. Mar. 19, 2010). In that letter, Exxon Mobil also was subject to New Jersey law, including the right of shareholders to act by written consent, and did not include any provisions in its governing documents that restricted such right or materially altered the requested approval threshold. The Staff concurred with exclusion under Rule 14a-8(i)(10), noting that the company's "policies, practices and procedures compare favorably with the guidelines of the proposal."

B. The Current Statutory Right Of The Company's Shareholders To Act By Written Consent Substantially Implements The Essential Objective Of The Proposal.

The essential objective of the Proposal is that the Company's shareholders be able to act by written consent. This objective has been substantially implemented by New Jersey law. As explained in the opinion of Riker Danzig Scherer Hyland & Perretti LLP, attached hereto as Exhibit B, under the New Jersey Business Corporation Act (the "NJBCA"), the Company's shareholders currently have the right to take action by written consent in all instances where, pursuant to the NJBCA or the Company's Certificate of Incorporation (the "Charter") or By-Laws, the shareholders would otherwise have the right to act at a meeting of shareholders.[1]

The Proposal also requests that written consent be permitted "by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting . . . to the extent permitted by applicable law." The Company has also substantially implemented this element of the Proposal. As further explained in the opinion of Riker Danzig Scherer Hyland & Perretti LLP, Section 14A:5-6(2) of the NJBCA provides that, except with respect to annual director elections and where otherwise provided in a company's certificate of incorporation, shareholders may act "without a meeting, without prior notice and without a vote, upon the written consent of shareholders who would have been entitled to cast the minimum number of votes which would be necessary to authorize such action at a meeting at which all shareholders entitled to vote thereon were

[1] *See* NJBCA Section 14A:5-6, attached hereto as Exhibit C.

present and voting."[2] The Company's Charter does not modify this statutory provision. *See* Exhibit D.

The Staff consistently has concurred with the exclusion of proposals as substantially implemented where the essential objectives of the proposal have been met. *See Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006) (proposal requesting that the board provide shareholders a sustainability report was substantially implemented by a corporate responsibility report on the company website that addressed the issues requested by the proposal); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce); *Talbots Co.* (avail. Apr. 5, 2002) (proposal requesting that the company adopt a code of corporate conduct based on specific standards was substantially implemented by the company's current policies and procedures, which compared favorably with the guidelines in the proposal); *Masco Corp.* (avail. Mar. 29, 1999) (proposal setting a standard for independence of the company's outside directors was substantially implemented by the company's less restrictive standard for independence).

Even where a shareholder proposal has been implemented in a manner that does not correspond exactly with the request of the proponent, the Staff has concurred that the proposal may be excluded as substantially implemented in reliance on Rule 14a-8(i)(10) when a company has met the essential objective of the proposal. *See Texaco, Inc.* (avail. Mar. 28, 1991) (concurring that a proposal could be excluded where the company had met its essential objective, and noting that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal"). In the instant case, the essential objective of the Proposal is to allow the Company's shareholders to act by written consent. This is evidenced by the references in the supporting

---

[2] *See id.* In other instances where shareholders may act by written consent, unanimous approval is required. *See* NJBCA Section 14A:5-6(1).

statement to "empower[ing] shareholders by giving them the ability to effect change at our company without being forced to wait until an annual shareholder meeting to do so" and to "[h]undreds of major companies enabl[ing] shareholder action by written consent." In addition, the Proposal's title, "Right to Act by Written Consent," indicates its essential objective. Each of these references confirms that the Proposal's essential objective is to allow the Company's shareholders to act by written consent in lieu of a meeting, a statutory right already held by the Company's shareholders.

The Proposal states that the requested right to act by written consent "includes" that shareholders be able to "initiate any topic for written consent consistent with applicable law." The Company's Charter does not discriminate between what topics shareholders can "initiate . . . for written consent" and what topics they can raise or submit for action at a shareholders meeting. Thus, there are no restrictions on the ability of shareholders to initiate action by written consent with respect to any matter as to which they could initiate action at a meeting of shareholders.

To the extent that the Proponent attempts in response to this request to describe the Proposal as requesting that the Company's governing documents be amended to expand the rights and powers of shareholders to act on any matter (whether at a meeting or through written consent) permitted by applicable law, such an interpretation would result in the Proposal being impermissibly vague and misleading so as to support exclusion under Rule 14a-8(i)(3), as described further below. Specifically, taken literally, such an interpretation would require a number of additional amendments to the Charter and By-Laws to expand the rights and powers of shareholders to act (whether at a meeting or by written consent) in various ways not described in the Proposal, which we believe would render the Proposal vague and would be inconsistent with the one-proposal limit in Rule 14a-8(c).

In fact, the last sentence of the Proposal, consistent with its essential objective, is most logically interpreted as asking that shareholders have the ability to "initiate" an action by written consent to the extent they already have the ability to "initiate" such action at a meeting of shareholders. As mentioned above, the Charter and By-Laws contain no restrictions on the ability of shareholders of the Company to act by written consent, including the ability to *initiate* actions by written consent. Accordingly, we believe that the Company has substantially implemented the Proposal, and we request that the Staff concur that the Proposal may be excluded from the 2014 Proxy Materials under Rule 14a-8(i)(10).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

As mentioned above, to the extent that the Proponent intends the Proposal, particularly the last sentence of the Proposal, to request an expansion of the rights and powers of shareholders to act on any matter (whether at a meeting or through written consent) permitted by applicable law, this would result in the Proposal being impermissibly vague and misleading so as to support exclusion under Rule 14a-8(i)(3), as the Company's shareholders voting on the Proposal would not have any reasonable certainty as to the explicit actions or measures upon which they would be voting.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (Staff concurred with exclusion under Rule 14a-8(i)(3) where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

The Staff has on numerous occasions concurred in the exclusion of shareholder proposals under Rule 14a-8(i)(3) where such proposals failed to provide any guidance as to how inconsistencies should be resolved and used inconsistent language. For example, in *Bank of America Corp.* (avail. Mar. 12, 2013), the Staff concurred in the exclusion of a proposal that requested the formation of a committee to explore "extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of [the company's] businesses." The company successfully argued that the proposal used "ambiguous and inconsistent language" providing for "alternative interpretations" but that it failed "to provide any guidance as to how the ambiguities should be resolved." In particular, the company noted that the proponent's definition of an extraordinary transaction as one "for which stockholder approval is required under applicable law or stock exchange listing standard" was inconsistent with examples of so-called extraordinary transactions throughout the proposal and the supporting statement. In light of this inconsistent language, the Staff agreed that Bank of America could exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite. *See also Jefferies Group, Inc.* (avail. Feb. 11, 2008, *recon. denied* Feb. 25, 2008) (concurring that a proposal was excludable where the resolved clause sought an advisory vote on the company's executive compensation policies, yet the supporting statement and the proponent stated that the effect of the proposal would be to provide a vote on the adequacy of the compensation disclosures); *The Ryland Group, Inc.* (avail. Feb. 7, 2008) (same).

The Staff also has concurred in the exclusion of a shareholder proposal under Rule 14a-8(i)(3) when implementation of the proposal would not have the effect that the proposal says it will, including when facts not addressed in the proposal—extraneous matters—would curtail or otherwise affect the implementation or operation of the proposal. For example, in *USA Technologies, Inc.* (avail. Mar. 27, 2013), the proposal asked the company's board of directors to "adopt a policy" requiring that the chairman of the board be an "independent director who has not served as an executive officer of the [c]ompany." The company argued that its bylaws required that "[t]he chairman of the board shall be the chief executive officer of the corporation" and that the proposal therefore was vague because it did "not request the [b]oard to make any modification or amendment to . . . the [c]ompany's bylaws or even refer to the resulting direct conflict between the [p]roposal and the bylaws." The Staff concurred that the proposal could be excluded, noting that, "in applying this particular proposal to [the company], neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

Similarly, in *JPMorgan Chase & Co.* (avail. Jan. 31, 2008), the proposal sought to prohibit restrictions on "the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." The company argued that the applicable state law did not affirmatively provide any shareholder right to call special meetings, nor did it set any default "standard" for such shareholder-called meetings. As a result, it was impossible to compare restrictions on a shareholder's ability to call a special meeting with a nonexistent "standard allowed by applicable law." The Staff thus concurred that the proposal was excludable as vague and indefinite. *See also General Electric Co. (Freeda)* (avail. Jan. 21, 2011) (concurring in the exclusion of a proposal to make certain changes to "[a]ll incentive awards to a senior executive whose performance measurement period . . . is one year or shorter" when the company argued that the only incentive plan awards that it granted were based on measurement periods of more than one year); *General Electric Co.* (avail. Jan. 6, 2009) (concurring in the exclusion of a proposal seeking a policy that any director receiving "more than 25% in withheld votes . . . will not serve on any key board committee" because the company's certificate of incorporation imposed a majority voting standard for director elections, such that the company's proxy card did not include a "withhold" option).

In the instant case and consistent with the Staff precedent cited above, if the Proposal were interpreted as requesting the expansion of the Company's shareholders' ability to act by written consent on matters as to which the Company's shareholders do not currently have the ability to act at a meeting of shareholders, the Proposal includes inconsistent language as to the effect of the Proposal. In this regard, if the Proposal were implemented as requested, its operation would be limited by factors not addressed in the Proposal, contrary to statements made in the Proposal. The Proposal requests that the Company's Board of Directors take steps "to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting." The Proposal also states that the requested power to act by written consent includes "shareholder ability to initiate *any* topic for written consent consistent with applicable law" (emphasis added). If the Staff were to view this statement as precluding the Company from having substantially implemented the Proposal, then it and other statements in the Proposal are inconsistent because implementing a right for the Company's shareholders to act through the written consent process would *not* entitle the Company's shareholders to "initiate any topic . . . consistent with applicable law."

References to several provisions of New Jersey law make this clear. First, the NJBCA provides that, unless otherwise provided in the bylaws of the company, the officers of the company will be elected by the board.[3] Although the Company's By-Laws specify that the officers will be elected by the Board,[4] the NJBCA permits the Company's By-Laws to provide that shareholders instead will elect officers. Giving the Company's shareholders the power to elect officers of the Company would require an amendment to the Company's By-Laws, yet the Proposal does not acknowledge this fact.

Second, the NJBCA provides that certain types of mergers (such as a merger with a wholly-owned subsidiary) do not require the approval of shareholders unless the company's certificate of incorporation provides otherwise.[5] The Company's Charter does not state that the Company's shareholders must approve these types of mergers. The Proposal does not acknowledge that to grant the Company's shareholders this power, the Company's Charter would have to be amended.

Third, the NJBCA provides that "the mortgage or pledge of any or all the assets of a corporation whether or not in the usual and regular course of business as conducted by such corporation, may be made upon such terms and conditions and for such consideration, which may consist in whole or in part of money or property, real or personal, including shares, bonds or other securities of any other corporation, domestic or foreign, as shall be authorized by its board. In any such case, unless otherwise provided in the certificate of incorporation, no approval of the shareholders shall be required." The Company's Charter, however, does not state that the Company's shareholders have the right to approve such actions. Thus, as with the examples above, the Company's Charter would have to be amended to give the Company's shareholders the right to act in this regard.

In all of these examples, similar to the *USA Technologies* proposal, if the Proposal were interpreted in a manner that would preclude the Company from having substantially implemented the Proposal, then the Proposal

---

3 Section 14A:6-15(1) of the NJBCA states: "The officers of a corporation shall consist of a president, a secretary, a treasurer, and, if desired, a chairman of the board, one or more vice presidents, and such other officers as may be prescribed by the bylaws. Unless otherwise provided in the bylaws, the officers shall be elected by the board."

4 Article III, Section 2(B) of the Company's By-Laws states: "The Board of Directors shall elect all officers of the Corporation."

5 *See* Section 14A:10-3(4) to (6) of the NJBCA.

misleadingly suggests that implementing a right for the Company's shareholders to act through the written consent process would entitle the Company's shareholders to "initiate any topic . . . consistent with applicable law." This is not the case. Instead, to achieve this purpose, the Company's Charter or By-Laws would have to be amended to have this effect, which the Proposal does not acknowledge but which would be a fundamental change to the Proposal's meaning and effect. Such amendments would be unrelated to the right of the Company's shareholders to act through written consent—they would be amendments to the substantive areas in which the Company's shareholders can act—and are not requested in the Proposal. As a result, to the extent that the Proposal requests an expansion of the rights and powers of shareholders to act on any matter, the Proposal is impermissibly vague and misleading. As a result, if the Proposal were included in the 2014 Proxy Materials, the Company's shareholders voting on the Proposal would not have any reasonable certainty as to the explicit actions or measures upon which they would be voting. Therefore, the Proposal is excludable under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to me at dchia@its.jnj.com. If I can be of any further assistance in this matter, please do not hesitate to call me at (732) 524-3292.

Best regards,

Douglas K. Chia

Enclosures

cc: John Chevedden
Myra K. Young

EXHIBIT A

From:	*** FISMA & OMB Memorandum M-07-16 ***
To:	Chia, Douglas [JJCUS]
Cc:	Piscadlo, Linda [JJCUS]
Subject:	Rule 14a-8 Proposal (JNJ)``
Date:	Tuesday, October 15, 2013 9:18:02 PM
Attachments:	CCE00003.pdf

Mr. Chia,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Alex Gorsky
Chairman of the Board
Johnson & Johnson (JNJ)
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Gorsky,

I purchased stock and hold stock in our company because I believe our company has unrealized potential. Some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Myra K. Young — 10/8/2013
Date

cc: Douglas Chia <DChia@its.jnj.com>
Corporate Secretary
T: 732 524-0400
F: 732-524-2185
Linda A. Piscadlo <lpiscad@its.jnj.com>

[JNJ: Rule 14a-8 Proposal, October 15, 2013]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

The shareholders of Wet Seal (WTSLA) successfully used written consent to replace certain underperforming directors in 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

This proposal would empower shareholders by giving them the ability to effect change at our company without being forced to wait until an annual shareholder meeting to do so. Shareholders could replace a director using action by written consent. Shareholder action by written consent could save our company the cost of holding a physical meeting between annual meetings. This proposal is particularly important to JNJ because New Jersey law denies shareholders the right to call special meetings, a right that is granted by most other States.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm gave our company a D in accounting with a history of significant restatements, special charges or write-offs. There was not one independent director who had expertise in risk management. In regard to executive pay there was $10 million for Alex Gorsky plus excessive perks. Mr. Gorsky could get long-term incentive pay for below-median job performance. Unvested equity pay would not lapse when our CEO's employment is terminated. JNJ had not incorporated links to environmental or social performance in its incentive pay policies.

Lead Director Anne Mulcahy and James Cullen were overboarded directors on our audit committee. Ms. Mulcahy got our 2nd highest negative vote with Charles Prince getting our highest negative vote.

GMI said JNJ had come under investigation, or had been subject to fine, settlement or conviction for directly engaging in or facilitating money laundering, for engaging in anti-competitive behavior, such as price fixing, bid rigging or monopolistic practices, for Foreign Corrupt Practices Act, or other bribery or corruption violations by company employees or other corporate agents, for trade improprieties such as embargo, import/export or restricted trade violations and for obstruction of justice or false statements.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:
Myra K. Young, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

From: Chia, Douglas [JJCUS]
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Piscadlo, Linda [JJCUS]
Subject: RE: Rule 14a-8 Proposal (JNJ)``
Date: Tuesday, October 15, 2013 10:08:25 PM

John:

Thank you. I confirm receipt. We will be back to you shortly.

Douglas K. Chia
Assistant General Counsel & Corporate Secretary

Johnson & Johnson

One Johnson & Johnson Plaza
New Brunswick, NJ 08933 USA
T: +1 732 524 3292
F: +1 732 524 2185
dchia@its.jnj.com
http://www.jnj.com

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, October 15, 2013 9:17 PM
To: Chia, Douglas [JJCUS]
Cc: Piscadlo, Linda [JJCUS]
Subject: Rule 14a-8 Proposal (JNJ)``

Mr. Chia,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

From: Chia, Douglas [JJCUS]
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Piscadlo, Linda [JJCUS]
Bcc: Martinez, Jean [JJCUS Non-J&J]
Subject: RE: Rule 14a-8 Proposal (JNJ)``
Date: Friday, October 25, 2013 5:50:45 PM
Attachments: Rule 14a-8.pdf
SEC Staff Legal Bulletin No 14F.pdf
Response Letter-Written Consent.Chevedden (Young) DKC.pdf

John:

Please see attached.

Doug

Douglas K. Chia
Assistant General Counsel & Corporate Secretary

Johnson & Johnson

One Johnson & Johnson Plaza
New Brunswick, NJ 08933 USA
T: +1 732 524 3292
F: +1 732 524 2185
dchia@its.jnj.com
http://www.jnj.com

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, October 15, 2013 9:17 PM
To: Chia, Douglas [JJCUS]
Cc: Piscadlo, Linda [JJCUS]
Subject: Rule 14a-8 Proposal (JNJ)``

Mr. Chia,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

Johnson & Johnson

DOUGLAS K. CHIA
ASSISTANT GENERAL COUNSEL
CORPORATE SECRETARY

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NJ 08933-0026
(732) 524-3292
FAX: (732) 524-2185
DCHIA@ITS.JNJ.COM

October 25, 2013

VIA FEDEX

Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

Attention:
Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

VIA E-MAIL: *** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

This letter acknowledges receipt by Johnson & Johnson (the "Company") on October 15, 2013 of the shareholder proposal submitted by Myra K. Young (the "Proponent") regarding Right to Act by Written Consent under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Rule"), for consideration at the Company's 2014 Annual Meeting of Shareholders (the "Proposal"). The Proponent has requested that all future communication regarding the proposal be addressed to you and communicated via e-mail. Please note that references to the "Proponent" below are to Myra K. Young.

Please be advised that the Proponent must comply with all aspects of the Rule with respect to the Proposal. The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Paragraph (b) of the Rule provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that Myra K. Young is the record owner of Company shares, and to date, we have not received proof that the Proponent has satisfied the Rule's ownership requirements. To remedy this defect, please furnish to us, within 14 days of receipt of this letter, sufficient proof that the Proponent continuously held at least $2,000 in market value, or 1%, of Johnson & Johnson securities entitled to be voted on the Proposal at the 2014 Annual Meeting for at least the one-year period preceding, and including, October 8, 2013, the date the Proponent submitted the Proposal, as required by paragraph (b)(1) of the Rule. As explained in paragraph (b) of the Rule and in SEC staff guidance, sufficient proof must be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of Company shares for at least the one-year period preceding, and including, October 8, 2013, the date the Proposal was submitted; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Proponent's ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for at least the one-year period preceding, and including, October 8, 2013, the date the Proposal was submitted.

If the Proponent plans to use a written statement from the "record" holder of the Proponent's shares as her proof of ownership, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a security depository. (DTC is also known through the account name of Cede & Co.) Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as "record" holders of securities that are deposited at DTC. The Proponent can confirm whether a particular broker or bank is a DTC participant by asking her broker or bank or by checking DTC's participant list, which is currently available on the Internet at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

Shareholders need to obtain proof of ownership from the DTC participant through which their securities are held, as follows:

- If the Proponent's broker or bank is a DTC participant, then she needs to submit a written statement from her broker or bank verifying that the Proponent continuously held the requisite number of Company shares for at least the one-year period preceding, and including, October 8, 2013, the date the Proposal was submitted.

- If the Proponent's broker or bank is not on the DTC participant list, she will need to obtain a written statement from the DTC participant through which her shares are held verifying that the Proponent continuously held the requisite number of Company shares for at least the one-year period preceding, and including, October 8, 2013, the date the Proposal was submitted. The Proponent should be able to find who this DTC participant is by asking her broker or bank. If the Proponent's broker is an introducing broker, she may also be able to learn the identity and telephone number of the

DTC participant through her account statements, because the clearing broker identified on the Proponent's account statements will generally be a DTC participant. If the DTC participant knows the Proponent's broker or bank's holdings, but does not know the Proponent's holdings, the Proponent can satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, for at least the one-year period preceding, and including, October 8, 2013, the required amount of securities was continuously held – one from the Proponent's broker or bank confirming her ownership, and the other from the DTC participant confirming her broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Corporate Secretary. Alternatively, you may send a response to me via facsimile at (732) 524-2185 or via e-mail at *dchia@its.jnj.com*. For your convenience, copies of the Rule and SEC Staff Legal Bulletin No. 14F are enclosed.

In the interim, you should feel free to contact either my colleague, Jean Martinez, at (732) 524-5749 or me at (732) 524-3292 if you wish to discuss the Proposal or have any questions or concerns that we can help to address.

Very truly yours,

Douglas K. Chia

cc: J. Martinez, Esq.

Enclosures

From: FISMA & OMB Memorandum M-07-16 ***
To: Chia, Douglas [JJCUS]
Cc: Piscadlo, Linda [JJCUS]
Subject: Rule 14a-8 Proposal (JNJ) tdt
Date: Tuesday, October 29, 2013 11:24:41 PM
Attachments: CCE00003.pdf

Mr. Chia,
Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt.
Sincerely,
John Chevedden
cc: Myra K. Young

TD Ameritrade

Post-it® Fax Note 7671	Date 10-29-13	# of pages ▶
To Douglas Chia	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 732-524-2185	Fax #	

October 26, 2013

James McRitchie & Myra K Young

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade accounts

Dear James McRitchie & Myra K Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that James McRitchie and Myra K. Young have continuously held the following:

100 shares of Kellogg Co (K) common stock in their TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** since August 26, 2005

40 shares of Citgroup Inc (C) common stock in their TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** since January 19, 2010

100 shares of Fluor Inc (FLR) common stock in their TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** since November 25, 2008

100 shares of The Coca Cola Co (KO) common stock in their TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** since September 9, 2011

Myra K Young has continuously held the following:

50 shares of Kimberly-Clark Corp (KMB) common stock in her TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** since October 8, 2012

100 shares of NCR Corp (NCR) common stock in her TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** since October 16, 2012

100 shares of Johnson & Johnson (JNJ) common stock in her TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** since April 5, 2012

DTC number 0188 is the clearinghouse number for TD Ameritrade and all of the above mentioned accounts.

TD Ameritrade

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Meggan Pierce

Meggan Pierce
Senior Resource Specialist
TD Ameritrade

TDA 5380 L 09/13

From: Chia, Douglas [JJCUS]
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Piscadlo, Linda [JJCUS]
Subject: Re: Rule 14a-8 Proposal (JNJ) tdt
Date: Wednesday, October 30, 2013 6:42:58 AM

I confirm receipt.

On Oct 29, 2013, at 11:24 PM, *** FISMA & OMB Memorandum M-07-16 *** wrote:

> Mr. Chia,
> Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt.
> Sincerely,
> John Chevedden
> cc: Myra K. Young
>
> <CCE00003.pdf>

From: "Chia, Douglas [JJCUS]" <DChia@its.jnj.com>
Date: December 20, 2013 at 3:21:55 PM EST
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Johnson & Johnson - Myra Young Proposal - Right to Act by Written Consent

John:

As discussed, see:

New Jersey Statutes - Section 14A:5-6. Action by shareholders without a meeting
http://law.onecle.com/new-jersey/14a-corporations-general/5-6.html

Certificate Of Incorporation of Johnson & Johnson
http://www.investor.jnj.com/governance/certficate.cfm

By-Laws of Johnson & Johnson
http://www.investor.jnj.com/governance/bylaws.cfm

Regards,

Doug

Douglas K. Chia
Assistant General Counsel & Corporate Secretary

Johnson & Johnson

One Johnson & Johnson Plaza
New Brunswick, NJ 08933 USA
T: +1 732 524 3292
F: +1 732 524 2185
dchia@its.jnj.com
http://www.jnj.com

EXHIBIT B

Riker Danzig

RIKER
DANZIG
SCHERER
HYLAND
PERRETTI LLP

ATTORNEYS AT LAW

December 20, 2013

Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933

Ladies and Gentlemen:

We have acted as special New Jersey counsel to Johnson & Johnson, a New Jersey corporation (the "Company"), in connection with its response to a shareholder proposal dated October 8, 2013 (the "Proposal") submitted to the Company by Myra K. Young for consideration at the Company's 2014 annual shareholder meeting. You have requested our opinion as to whether, under the New Jersey Business Corporation Act (the "BCA") and the Company's Certificate of Incorporation, the Company's shareholders have the right to act by written consent in all instances where the shareholders would otherwise have the right to act, pursuant to the BCA or the Company's Certificate of Incorporation or By-Laws, at a meeting of shareholders.

The Proposal is as follows:

> "Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law."

For the purposes of this letter, we have examined the Proposal and the Company's Certificate of Incorporation. In our examination, we have assumed and express no opinion as to (i) the authenticity of all documents submitted to us as originals, (ii) the conformity to original documents submitted to us as copies or electronic versions, and (iii) the lack of any undisclosed terminations, modifications, waivers or amendments to any agreements or documents reviewed by us.

Headquarters Plaza, One Speedwell Avenue, Morristown, NJ 07962-1981 • t: 973.538.0800 f: 973.538.1984
50 West State Street, Suite 1010, Trenton, NJ 08608-1220 • t: 609.396.2121 f: 609.396.4578
500 Fifth Avenue, New York, NY 10110 • t: 212.302.6574 f: 212.302.6628
London Affiliate: 33 Cornhill, London EC3V 3ND, England • t: +44 (0) 20.7877.3270 f: +44 (0) 20.7877.3271
www.riker.com

Based upon our review of the BCA and the Company's Certificate of Incorporation, and subject to the assumptions and qualifications set forth herein, we believe that the Company's shareholders have the right to act by written consent in all instances where the shareholders would otherwise have the right to act, pursuant to the BCA or the Company's Certificate of Incorporation or By-Laws, at a meeting of shareholders.

(A) The BCA permits shareholders to act by written consent.

The BCA addresses action by written consent under N.J.S.A. 14A:5-6. It provides, in relevant part:

> "(1) Any action required or permitted to be taken at a meeting of shareholders by this act or the certificate of incorporation or bylaws of a corporation, may be taken without a meeting if all the shareholders entitled to vote thereon consent thereto in writing, except that in the case of any action to be taken pursuant to N.J.S. 14A:10-1 et seq., such action may be taken without a meeting only if all shareholders consent thereto in writing or if all shareholders entitled to vote thereon consent thereto in writing and the corporation provides to all other shareholders the advance notification required by paragraph (b) of subsection 2 of this section."
>
> "(2) Except as otherwise provided in the certificate of incorporation and subject to the provisions of this subsection, any action required or permitted to be taken at a meeting of shareholders by this act, the certificate of incorporation, or bylaws, other than the annual election of directors, may be taken without a meeting, without prior notice and without a vote, upon the written consent of shareholders who would have been entitled to cast the minimum number of votes which would be necessary to authorize such action at a meeting at which all shareholders entitled to vote thereon were present and voting."

Thus, state law explicitly provides that to the extent shareholders have the right to act at a shareholders meeting pursuant to the BCA or such corporation's certificate of incorporation or by-laws, (i) the shareholders also have the right to act by unanimous written consent without holding a meeting (subject to the corporation's compliance with certain requirements with respect to the approval of mergers, consolidations, acquisitions of all capital shares of a corporation and sales of assets pursuant to N.J.S.A.14:A10-1 et. seq.) and (ii) except with respect to the annual election of directors, and unless otherwise provided in a corporation's certificate of incorporation, shareholders may act by non-unanimous written consent in lieu of a shareholder meeting (subject to the corporation's compliance with certain notice requirements with respect to (a) shareholders who may be entitled to dissenter's rights relating to such action and (b) non-consenting shareholders). John MacKay, a leading scholar on New Jersey law, confirms that "[a]ny shareholder action may be taken if all of the shareholders entitled to vote on the action consent to it in writing" and that "[s]hareholder action also may be effected by a non-unanimous written consent, unless otherwise provided in the certificate of incorporation." John R. MacKay, II, et al, NEW JERSEY CORPORATIONS AND OTHER BUSINESS ENTITIES, 3rd Ed. § 6.03 (Matthew Bender & Co, 2013).

(B) The Company's Certificate of Incorporation does not restrict the right of shareholders to act by written consent to the extent that shareholders are otherwise entitled to act.

We reviewed the Company's Certificate of Incorporation and it does not restrict the right of shareholders to act by written consent to the extent that shareholders are otherwise entitled to act at a shareholder's meeting pursuant to the BCA or the Company's Certificate of Incorporation or By-Laws.

Therefore, based on the reasoning and subject to the assumptions, qualifications and limitations set forth in this letter, we believe that the Company's shareholders currently have the right to act by written consent in all instances where the shareholders would otherwise have the right to act at a meeting of shareholders pursuant to the BCA or the Company's Certificate of Incorporation or By-Laws.

This opinion is not a prediction of what a particular court (including any appellate court) reaching the issues on the merits would hold, but instead is our opinion as to the proper result to be reached by a court applying existing legal rules to the facts as properly found after appropriate briefing and argument. The manner in which any particular issue would be treated in any actual court case would depend on the facts and circumstances particular to the case, and this opinion is not intended to guarantee the outcome of any legal dispute which may arise in the future.

Our opinions are limited to the laws of New Jersey and we do not express any opinion as to the laws of any other states or jurisdictions.

The opinions expressed herein are rendered as of the date hereof. We assume no obligation to update or supplement this opinion letter after the date hereof with respect to any facts or circumstances that may hereafter come to our attention or to reflect any changes in the facts or law that may hereafter occur or take effect.

This opinion letter is rendered solely and exclusively for your benefit and may not be relied upon by any other person or entity, or be furnished or quoted to any person or entity, other than the Securities and Exchange Commission (the "SEC") and Gibson, Dunn & Crutcher LLP in connection with any correspondence with the SEC on the Company's behalf and relating to the Proposal.

Very truly yours,

Riker, Danzig, Scherer,
Hyland & Perretti LLP

EXHIBIT C

14A:5-6 Action by shareholders without a meeting.

14A:5-6. Action by shareholders without a meeting.

(1) Any action required or permitted to be taken at a meeting of shareholders by this act or the certificate of incorporation or bylaws of a corporation, may be taken without a meeting if all the shareholders entitled to vote thereon consent thereto in writing, except that in the case of any action to be taken pursuant to N.J.S.14A:10-1 et seq., such action may be taken without a meeting only if all shareholders consent thereto in writing or if all shareholders entitled to vote thereon consent thereto in writing and the corporation provides to all other shareholders the advance notification required by paragraph (b) of subsection (2) of this section.

(2) Except as otherwise provided in the certificate of incorporation and subject to the provisions of this subsection, any action required or permitted to be taken at a meeting of shareholders by this act, the certificate of incorporation, or bylaws, other than the annual election of directors, may be taken without a meeting, without prior notice and without a vote, upon the written consent of shareholders who would have been entitled to cast the minimum number of votes which would be necessary to authorize such action at a meeting at which all shareholders entitled to vote thereon were present and voting.

(a) If any shareholder shall have the right to dissent from the proposed action, pursuant to N.J.S.14A:11-1 et seq., the board shall fix a date on which written consents are to be tabulated; in any other case, it may fix a date for tabulation. If no date is fixed, consents may be tabulated as they are received. No consent shall be counted which is received more than 60 days after the date of the board action authorizing the solicitation of consents or, in a case in which consents, or proxies for consents, are solicited from all shareholders who would have been entitled to vote at a meeting called to take such action, more than 60 days after the date of mailing of solicitation of consents, or proxies for consents.

(b) Except as provided in paragraph (c) of this subsection, the corporation, upon receipt and tabulation of the requisite number of written consents, shall promptly notify all non-consenting shareholders, who would have been entitled to notice of a meeting to vote upon such action, of the action consented to, the proposed effective date of such action, and any conditions precedent to such action. In the case of any action taken pursuant to N.J.S.14A:10-1 et seq., such notification shall be given at least 20 days in advance of the proposed effective date of such action. Any shareholder who did not consent, personally, or by proxy, to any action which he has a right to dissent from as provided in N.J.S.14A:11-1 et seq. shall in such notice also be informed that he has the right to dissent and to be paid the fair value of his shares, provided he files with the corporation a written notice of dissent as required by subsection (1) of N.J.S.14A:11-2 within 20 days from the date of giving of the notice, or such greater period of time as may be granted by the corporation, and outlining briefly, with particular reference to the time periods within which actions must be taken, the procedures set forth in N.J.S.14A:11-1 et seq. with which he must comply in order to assert and enforce such right.

(c) The corporation need not provide the notification required by paragraph (b) of this subsection if it

(i) solicits written consents or proxies for consents from all shareholders who would have been entitled to vote at a meeting called to take such action, and at the same time gives notice of the proposed action to all other shareholders who would have been entitled to notice of a meeting called to vote upon such action;

(ii) advises all shareholders, if any, who are entitled to dissent from the proposed action, as provided in N.J.S.14A:11-1 et seq., of their right to do so and to be paid the fair value of their shares, provided they file with the corporation before the date fixed for tabulation of the written consents a written notice of dissent as required by subsection (1) of N.J.S.14A:11-2, and outlining briefly, with particular reference to the time periods within which actions must be taken, the procedures set forth in N.J.S.14A:11-1 et seq. with which they must comply in order to assert and enforce such right; and

(iii) in the case of any proposed action to be taken pursuant to N.J.S.14A:10-1 et seq., fixes a date for tabulation of consents not less than 20 days, and not more than 60 days, after the date of mailing of solicitations of consents or proxies for consents.

(d) Any consent obtained pursuant to paragraph (c) of this subsection may be revoked at any time prior to the day fixed for tabulation of consents. Any other consent may be revoked at any time prior to the day on which the proposed action could be taken upon compliance with paragraph (b) of this subsection. No revocation shall be effective unless in writing and until received by the corporation at the place fixed for receipt of consents or, if none, at the main business office or headquarters of the corporation.

(3) Whenever action is taken pursuant to subsection (1) or (2) of this section, the written consents of the shareholders consenting thereto or the written report of inspectors appointed to tabulate such consents shall be filed with the minutes of proceedings of shareholders.

(4) Any action taken pursuant to subsection (1) or (2) of this section shall have the same effect for all purposes as if such action had been taken at a meeting of the shareholders.

(5) If any other provision of this act requires the filing of a certificate upon the taking of an action by shareholders, and such action is taken in the manner authorized by subsection (1) or (2) of this section, such certificate shall state that such action was taken without a meeting pursuant to the written consents of the shareholders and shall set forth the number of shares represented by such consents.

amended 1969, c.102, ss.5,17; 1973, c.366, s.12; 1995, c.279, s.4; 2010, c.15, s.1.

EXHIBIT D

Certificate Of Incorporation

Restated Certificate of Incorporation

Filed with the Secretary of State of New Jersey
April 26, 1990
Amendments effective:
May 19, 1992
May 21, 1996
May 22, 2001
April 27, 2006

RESTATED CERTIFICATE OF INCORPORATION OF JOHNSON & JOHNSON

Pursuant to Section 14A:9 5 of the New Jersey Business Corporation Act, Johnson & Johnson restates, and integrates its Certificate of Incorporation, as heretofore amended and restated, to read as follows.

FIRST : The name of the Corporation is "Johnson & Johnson".

SECOND : The address of the Corporation's registered office is One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933.

The name of the Corporation's registered agent at such address is M. H. Ullmann.

THIRD : The purpose for which the Corporation is organized is:

To engage in any activity within the purposes for which corporations may be organized under the New Jersey Business Corporation Act.

FOURTH : The aggregate number of shares of all classes of stock which the Corporation has authority to issue is Four Billion Three Hundred Twenty Two Million (4,322,000,000), divided into Two Million (2,000,000) shares of Preferred Stock without par value and Four Billion Three Hundred Twenty Million (4,320,000,000) shares of Common Stock of the par value of One Dollar ($1.00) each. The shares of any class of stock of the Corporation may be issued from time to time in such manner and for such lawful consideration as may from time to time be fixed by the Board of Directors and, in the case of shares of Preferred Stock, the Board of Directors shall have discretion to determine what portion of the consideration received for such shares to allocate to capital surplus.

The designations, preferences and voting and other rights of and restrictions and limitations on the Preferred Stock and the Common Stock of the Corporation shall be as follows:

A. PREFERRED STOCK :

The Preferred Stock may be issued from time to time by the Board of Directors in any amounts as Preferred Stock of one or more series, as hereinafter set forth, provided that no more than 2,000,000 shares of Preferred Stock may at any one time be outstanding. Upon the creation of any such series, the designation, rights, preferences, limitations, description and terms thereof, and number of shares therein, shall, subject to the terms of this Article FOURTH, be set forth in an amendment of the Certificate of Incorporation of the Corporation which the Board of Directors is hereby expressly authorized to make in accordance with the laws of the State of New Jersey. In particular, and without limiting the general power to provide for such other rights, preferences and priorities (not inconsistent with the Corporation's Certificate of Incorporation) as may be permitted to be fixed under the laws of the State of New Jersey as in effect at the time of the creation of any such series, the Board of Directors of the Corporation is hereby expressly authorized to create and provide for the issuance of series of Preferred Stock:

(a) entitling the holders thereof to cumulative, non cumulative or partially cumulative dividends;

(b) entitling the holders thereof to receive dividends payable on a parity with, or in preference to, the dividends payable on any other class or series of capital stock of the Corporation;

(c) entitling the holders thereof to preferential rights upon the liquidation of, or upon any distribution of the assets of, the Corporation;

(d) convertible, at the option of the holder or of the Corporation or both, into shares of any other class or classes of capital stock of the Corporation or of any series of the same or any other class or classes;

(e) redeemable, in whole or in part, at the option of the Corporation, in cash, bonds or other property, at such price or prices, within such period or periods, and under such conditions as the Board of Directors shall so provide, including provision for the creation of a sinking fund for the redemption thereof; and

(f) lacking voting rights or having limited voting rights or enjoying special or multiple voting rights.

The Board of Directors may change the designation, rights, preferences, limitations, description and terms of, and number of shares in, any series as to which no shares have theretofore been issued.

B. COMMON STOCK :

All shares of the Corporation's capital stock outstanding at the time that this Restated Certificate of Incorporation shall become effective shall thereupon be designated Common Stock of the Corporation. The holders of Common Stock of the Corporation shall be entitled to one vote per share of Common Stock on all matters which may be submitted to the holders of Common Stock of the Corporation.

C. GENERAL :

No holder of any stock of the Corporation of any class now or hereafter authorized shall have any right as such holder (other than such right, if any, as the Board of Directors in its discretion may determine) to purchase, subscribe for or otherwise acquire any shares of stock of the Corporation of any class now or hereafter authorized, or any part paid receipts or allotment certificates in respect of any such shares, or any securities convertible into or exchangeable for any such shares, or any warrants or other instruments evidencing rights or options to subscribe for, purchase or otherwise acquire any such shares, whether such shares, receipts, certificates, securities, warrants or other instruments be unissued or issued and thereafter acquired by the Corporation.

Subject to the foregoing provisions of this Article FOURTH, the Board of Directors shall have the power in its discretion to declare and pay dividends upon the shares of stock of the Corporation of any class out of any assets of the Corporation lawfully available for the payment of dividends. Anything in this Certificate of Incorporation to the contrary notwithstanding, no holder of any share of stock of the Corporation of any class shall have any right to any dividend thereon unless such dividend shall have been declared by the Board of Directors as aforesaid.

The Board of Directors shall have the power to provide for the issuance by any subsidiary company of (i) capital stock or bonds or other obligations convertible, at the option of the holder, such subsidiary company and/or the Corporation, into shares of any class or classes or of any series of any class or classes of capital stock of the Corporation, or (ii) any other right or option to acquire such shares, all upon such terms as may be fixed by the Board of Directors. As used herein, the term "subsidiary company" shall mean any corporation in which the Corporation holds, directly or indirectly, at least a majority of the outstanding voting stock.

FIFTH : The number of Directors constituting the Board of Directors of the Corporation current at the time of this restatement of the Certificate of Incorporation is fifteen. The address of each Director is One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933, and their names are as follow:

James W. Black
Robert E. Campbell
Joan G. Cooney
Clifton C. Garvin, Jr.
Philip M. Hawley
John J. Heldrich
Clark H. Johnson
Ann D. Jordan
Ralph S. Larsen
Robert Q. Marston
John S. Mayo
Thomas S. Murphy
Paul J. Rizzo
Roger B. Smith
Robert N. Wilson

Any directorship to be filled by reason of an increase in the number of Directors may be filled by election by a majority of the Directors then in office.

SIXTH : The Board of Directors shall have power to make, alter, amend and repeal By Laws of the Corporation, subject to the reserved power of the stockholders to alter or repeal By Laws made by the Board.

SEVENTH : Proposed amendments to the Certificate of Incorporation of the Corporation shall be adopted upon receiving the affirmative vote of a majority of the votes cast by the holders of shares entitled to vote thereon and, in addition, if any class or series of shares is entitled to vote thereon as a class, the affirmative vote of a majority of the votes cast in each class vote.

EIGHTH : [Reserved]

NINTH : To the full extent that the laws of the State of New Jersey, as they exist on the date hereof or as they may hereafter be amended, permit the limitation or elimination of the liability of Directors or officers, no Director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for damages for breach of any duty owed to the Corporation or its stockholders. Neither the amendment or repeal of this Article nor the adoption of any provision of this Restated Certificate of Incorporation which is inconsistent with this Article shall apply to or have any effect on the liability or alleged liability of any Director or officer of the Corporation for or with respect to any act or omission of such Director or officer occurring prior to such amendment, repeal or adoption.

TENTH : The Board of Directors of the Corporation shall consist of not less than nine nor more than eighteen members, the actual number to be determined by the Board of Directors from time to time. No Director of the Corporation may be removed by a vote of the stockholders, except for cause.

IN WITNESS WHEREOF, Johnson & Johnson has caused this Restated Certificate of Incorporation to be duly executed this 26th day of April, 1990.

JOHNSON & JOHNSON
[Corporate Seal]
by Ralph S. Larsen
President

Attest:

J. Taylor Woodward III
Secretary

February 10, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Johnson & Johnson
Incoming letter dated December 22, 2013

The proposal requests that the board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting.

There appears to be some basis for your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Johnson & Johnson's policies, practices and procedures compare favorably with the guidelines of the proposal and that Johnson & Johnson has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Johnson & Johnson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Johnson & Johnson relies.

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.